NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Announces Change to the Board of Directors

June 15, 2011 - CE Franklin Ltd. (NASDAQ: - CFK, TSX: - CFT) announced today that Mr. Dharmesh Prasad, Global Materials Manager of Schlumberger Limited (“Schlumberger”), CE Franklin’s majority shareholder, was appointed today as the new Schlumberger representative to the Board of Directors of CE Franklin. Mr. Prasad replaces Kjell-Erik Oestdahl who has stepped down from our Board due to time commitments and expanded responsibilities in connection with his recent promotion as Vice-President, Operations of Schlumberger.

Mr. Prasad has extensive experience in various senior operational and corporate management positions within Schlumberger, working in ten different countries.  In his current role, he is responsible for advising on the strategic and tactical direction for inventory management and the distribution, consolidation and optimization of warehousing across Schlumberger. He holds an MBA in Finance from the University of California and a Bachelor’s degree in Electrical Engineering from the Indian Institute of Technology.

"We thank Kjell-Erik Oestdahl for his commitment and contribution and welcome Dharmesh Prasad to the Board. His extensive experience in the oilfield supply industry, including marketing and strategy development, complements the background and skills of the Board. This will be of benefit to all of our shareholders, as we continue to grow our business and advance our efficiency and diversification strategies," said President & CEO Michael S. West.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 45 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com